UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 19)*

Akorn, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

009728 10 6

(Cusip Number)

John N. Kapoor EJ Financial Enterprises, Inc. 100 North Field Drive, Suite 150 Lake Forest, IL 60045 847-295-8665	Copy To:	Thomas J. Murphy McDermott, Will & Emery 227 West Monroe Street Chicago, IL 60606 312-984-2069

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
John N. Kapoor Trust, dtd 9/20/89

2           Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3           SEC Use Only:

4           Source of Funds (See Instruction):

5           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):/ /

6           Citizenship or Place of Organization:
Illinois

 7           Sole Voting Power:
20,254,296*
Number of Shares
  Beneficially                          8           Shared Voting Power:
   Owned by                                           -0-
     Each
   Reporting                            9           Sole Dispositive Power:
    Person                                              20,254,296*
With
10           Shared Dispositive Power:
-0-

11           Aggregate Amount Beneficially Owned by Each Reporting Person:
20,254,296*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13           Percent of Class Represented by Amount in Row (11):
20.5% based on 99,037,656 shares of common stock outstanding*

14           Type of Reporting Person (See Instructions):
OO

*Includes immediately exercisable Warrants for an aggregate of 3,601,868 shares of Common Stock.

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
John N. Kapoor

2           Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3           SEC Use Only:

4           Source of Funds (See Instruction):

5           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):/ /

6           Citizenship or Place of Organization:
USA

 7           Sole Voting Power:
31,997,4651
Number of Shares
  Beneficially                          8           Shared Voting Power:
   Owned by                                           -0-
     Each
   Reporting                            9           Sole Dispositive Power:
    Person                                               31,997,4651
With
10           Shared Dispositive Power:
                 -0-

11           Aggregate Amount Beneficially Owned by Each Reporting Person:
31,997,4651

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/X/

13           Percent of Class Represented by Amount in Row (11):
31.2% based on 102,628,102 shares of common stock deemed outstanding1

14           Type of Reporting Person (See Instructions):
IN

1 Includes immediately exercisable Warrants for an aggregate of 7,192,313 shares of Common Stock.

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
EJ Financial/Akorn Management, L.P.

2           Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3           SEC Use Only:

4           Source of Funds (See Instruction):

5           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):/ /

6           Citizenship or Place of Organization:
Illinois

 7           Sole Voting Power:
-0-
Number of Shares
  Beneficially                          8           Shared Voting Power:
   Owned by                                           2,970,644
     Each
   Reporting                            9           Sole Dispositive Power:
    Person                                              -0-
With
10           Shared Dispositive Power:
2,970,644

11           Aggregate Amount Beneficially Owned by Each Reporting Person:
2,970,644

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13           Percent of Class Represented by Amount in Row (11):
3.1% based on 95,435,788 shares of common stock outstanding

14           Type of Reporting Person (See Instructions)
PN

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Pharma Nevada, Inc.

2           Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3           SEC Use Only:

4           Source of Funds (See Instruction):

5           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):/ /

6           Citizenship or Place of Organization:
Illinois

 7           Sole Voting Power:
-0-
Number of Shares
  Beneficially                          8           Shared Voting Power:
   Owned by                                           2,970,644
     Each
   Reporting                            9           Sole Dispositive Power:
    Person                                              -0-
With

10           Shared Dispositive Power:
2,970,644

11           Aggregate Amount Beneficially Owned by Each Reporting Person:
2,970,644

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13           Percent of Class Represented by Amount in Row (11):
3.1% based on 95,435,788 shares of common stock outstanding

14           Type of Reporting Person (See Instructions)
CO

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
EJ Funds LP

2           Check the Appropriate Box if a Member of a Group (See Instructions):
(a) /X/
(b) / /

3           SEC Use Only:

4           Source of Funds (See Instruction):

5           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):/ /

6           Citizenship or Place of Organization:
Illinois

 7           Sole Voting Power:
-0-
Number of Shares
  Beneficially                           8           Shared Voting Power:
   Owned by                                           3,590,445*
     Each
   Reporting                             9           Sole Dispositive Power:
    Person                                                -0-
With

10           Shared Dispositive Power:
3,590,445*

11           Aggregate Amount Beneficially Owned by Each Reporting Person:
3,590,445*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13           Percent of Class Represented by Amount in Row (11):
3.6% based on 99,026,233 shares of common stock deemed outstanding*

14           Type of Reporting Person (See Instructions)
PN

_______________
* Consists of immediately exercisable Warrants for an aggregate of 3,590,445 shares of Common Stock.

Note:

This Amendment No. 19 (this "Amendment") to Schedule 13D is being filed primarily to report open market sales of Akorn Common Stock on December 5, 2012 for the purposes of portfolio diversification and estate planning.

This Amendment is filed jointly by (i) the John N. Kapoor Trust dtd 9/20/89, of which John N. Kapoor is trustee and sole beneficiary, (ii) John N. Kapoor, (iii) EJ Financial/Akorn Management, L.P., a Delaware limited partnership of which Pharma Nevada, Inc. is the managing general partner, (iv) Pharma Nevada, Inc., a Nevada corporation wholly owned by John N. Kapoor of which John N. Kapoor serves as the president and chairman of the board of directors, and (v) EJ Funds LP, a Delaware Limited Partnership (collectively, the “Reporting Persons”).

Item 2.	Identify and Background
Item 2 is hereby amended by adding the following information: (b) The business address of the Reporting Persons is: 100 North Field Drive, Suite 150 Lake Forest, IL 60045

Item 5.	Interest In Securities of the Issuer

(a) See the Facing Page for each Reporting Person for information on the aggregate number and percentage of Akorn Common Stock held by each Reporting Person.

(b) See the Facing Page for each Reporting Person as to the number of shares of Akorn Common Stock in which each Reporting Person has sole or shared voting or dispositive rights.

(c) During the past 60 days, accounts beneficially owned by John N. Kapoor, John N. Kapoor Trust, dtd 9/20/89 and EJ Financial/Akorn Management, L.P. sold, on December 5, 2012, an aggregate of 2,000,000 shares of Akorn Common Stock in brokerage transactions on the open market for a sales price of $12.71 per share.

(d) Inapplicable.

(e) Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2012		/s/ John N. Kapoor
John N. Kapoor

December 13, 2012	EJ FINANCIAL/AKORN MANAGEMENT, L.P.

	By:	Pharma Nevada, Inc., Managing General Partner

/s/ John N. Kapoor
John N. Kapoor, President

December 13, 2012	Pharma Nevada, Inc.

	By:	/s/ John N. Kapoor
John N. Kapoor, President

December 13, 2012	John N. Kapoor Trust dtd 9/20/89

/s/ John N. Kapoor
John N. Kapoor as Trustee

December 13, 2012	EJ Funds LP

	By:	EJ Financial Enterprises, Inc.
Its General Partner

	By:	/s/ John N. Kapoor
John N. Kapoor
President